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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

    Micromet, Inc.

(Name of issuer)

    Common Stock, $0.00004 par value

(Title of class of securities)

    13738Y107

(CUSIP number)

    Connie Helyar

c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK

+44 (0)1481 713843

(Name, address and telephone number of person authorized to receive notices and communications)

    February 9, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 13738Y107	13D	Page 2 of 12

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Omega Fund Management Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 3,229,852 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 3,229,852 shares
11	Aggregate amount beneficially owned by each reporting person 3,229,852 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.68%
14	Type of reporting person (see instructions) OO

CUSIP No. 13738Y107	13D	Page 3 of 12

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Sigma Holding Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 3,229,852 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 3,229,852 shares
11	Aggregate amount beneficially owned by each reporting person 3,229,852 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.68%
14	Type of reporting person (see instructions) OO

CUSIP No. 13738Y107	13D	Page 4 of 12

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Otello Stampacchia
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Italy
Number of shares beneficially owned by each reporting person with	7	Sole voting power 77,500 shares
	8	Shared voting power 3,229,852 shares
	9	Sole dispositive power 77,500 shares
	10	Shared dispositive power 3,229,852 shares
11	Aggregate amount beneficially owned by each reporting person 3,307,352 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.79%
14	Type of reporting person (see instructions) IN

CUSIP No. 13738Y107	13D	Page 5 of 12

1	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Connie Helyar
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 3,229,852 shares
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 3,229,852 shares
11	Aggregate amount beneficially owned by each reporting person 3,229,852 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.68%
14	Type of reporting person (see instructions) IN

CUSIP No. 13738Y107	13D	Page 6 of 12

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 7 to the statement on Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D filed on June 29, 2007 (the “Original 13D”) as amended by Amendment No. 1 to the statement on Schedule 13D filed on August 13, 2009 (“Amendment No. 1”), Amendment No. 2 to the statement on Schedule 13D filed on September 10, 2009 (“Amendment No. 2”), Amendment No. 3 to the statement on Schedule 13D filed on September 17, 2009 (“Amendment No. 3”), Amendment No. 4 to the statement on Schedule 13D filed on September 25, 2009 (“Amendment No. 4”), Amendment No. 5 to the statement on Schedule 13D filed on January 29, 2010 (“Amendment No. 5”), Amendment No. 6 to the statement on Schedule 13D filed on February 9, 2010 (“Amendment No. 6” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 7, the “Schedule 13D”), and relates to the Common Stock, $.00004 par value (“Common Stock”) of Micromet, Inc. (the “Issuer”) having its principal executive office at 6707 Democracy Blvd. Suite 505, Bethesda, Maryland 20817.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background.

This statement is being filed by:

Omega Fund Management Limited (“Omega Management”), Sigma Holding Limited (“Sigma”), Otello Stampacchia (“Stampacchia”), and Connie Helyar (“Helyar”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). Stampacchia is also a director of the Issuer. The reported securities are owned directly by Omega Fund I, L.P. (“Omega I”) and Omega Fund III, L.P. (“Omega III”) (which may be collectively referred to herein as the “Funds”). Helyar is a director of each of (i) Omega Fund GP, Ltd. (“Omega GPLtd”), which is the general partner of Omega I, (ii) Omega Fund III G.P., Ltd. (“Omega III GPLtd”), which is the general partner of Omega Fund III GP, L.P. (“Omega III GPLP”), (iii) Omega Management, which is the sole shareholder of Omega GPLtd and Omega III GPLtd and (iv) Sigma, which is the sole shareholder of Omega Management. Stampacchia is the sole shareholder of Sigma. Omega Management, Sigma, Stampacchia and Helyar disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

The address of the principal business office of each Reporting Person is c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK.

The principal business of Omega Management is to act as the sole shareholder of Omega GPLtd and Omega III GPLtd. The principal business of Sigma is to act as sole shareholder of Omega Management. The principal business of Stampacchia is to act as an advisor to companies in the life sciences industry. The principal business of Helyar is to act as director and provide administrative services to her client organizations.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Omega Management and Sigma are companies organized under the laws of Guernsey. Stampacchia is a citizen of Italy. Helyar is a citizen of Guernsey.

CUSIP No. 13738Y107	13D	Page 7 of 12

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

As described in more detail in Item 5 below, Omega I sold in the aggregate 276,333 shares of Common Stock and Omega III sold in the aggregate 138,667 shares of Common Stock in a series of sales beginning on February 9, 2010 and ending on February 21, 2010. All of the sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Omega Fund Management Limited on June 10, 2009.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Omega I is the record owner of 1,606,328 shares of Common Stock (the “Omega I Shares”). As the sole general partner of Omega I, Omega GPLtd may be deemed to own the shares held of record by Omega I. Omega III is the record owner of 806,085 shares of Common Stock (the “Omega III Common Shares”) and a warrant to purchase up to an aggregate of 817,439 shares of Common Stock (the “Omega III Warrant Shares” and together with the Omega III Common Shares, the “Omega III Shares”). The warrant is currently exercisable. As the sole general partner of Omega III, Omega III GPLP may be deemed to own the shares held of record by Omega III. As the sole general partner of Omega III GPLP, Omega III GPLtd may be deemed to own the Omega III Shares. As Omega GPLtd’s and Omega III GPLtd’s sole general partner, Omega Management may be deemed to own the Omega I Shares and Omega III Shares. As Omega Management’s sole shareholder, Sigma may be deemed to own the Omega I Shares and Omega III Shares. As a director of Omega I GPLtd, Omega III GPLtd, Omega Management and Sigma, Helyar may also be deemed to own the Omega I Shares and Omega III Shares. As the sole shareholder of Sigma, Stampacchia may also be deemed to own the Omega I Shares and Omega III Shares.

CUSIP No. 13738Y107	13D	Page 8 of 12

As of February 23, 2010, Stampacchia holds an option to purchase 80,000 shares of Common Stock, of which 77,500 are exercisable within sixty days (the “Stampacchia Shares”). Accordingly, Stampacchia may be deemed to be the beneficial owner of the Stampacchia Shares in addition to the Omega I Shares and Omega III Shares, for a total of 3,307,352 shares of Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentages are calculated based upon 68,985,005 shares reported to be outstanding as of November 2, 2009, in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, which was filed on November 6, 2009.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Omega I sold 69,915 shares of Common Stock on February 9, 2010, 53,935 shares of Common Stock on February 10, 2010, 78,572 shares of Common Stock on February 11, 2010, 43,281 shares of Common Stock on February 12, 2010, 5,327 shares of Common Stock on February 16, 2010, 7,324 shares of Common Stock on February 17, 2010, 16,647 shares of Common Stock on February 18, 2010 and 1,332 shares of Common Stock on February 19, 2010. Omega III sold 35,085 shares of Common Stock on February 9, 2010, 27,065 shares of Common Stock on February 10, 2010, 39,428 shares of Common Stock on February 11, 2010, 21,719 shares of Common Stock on February 12, 2010, 2,673 shares of Common Stock on February 16, 2010, 3,676 shares of Common Stock on February 17, 2010, 8,353 shares of Common Stock on February 18, 2010 and 668 shares of Common Stock on February 19, 2010. All of the sales were effected pursuant to a Rule 10b5-1 trading plan adopted by Omega Fund Management Limited on June 10, 2009.

Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Omega I Shares, Omega III Shares, and/or the Stampacchia Shares beneficially owned by any of the Reporting Persons.

(e)	As of February 11, 2010, all of the Reporting Persons ceased to own beneficially more than five percent of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

CUSIP No. 13738Y107	13D	Page 9 of 12

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Power of Attorney regarding Schedule 13D filings.

CUSIP No. 13738Y107	13D	Page 10 of 12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2010

OMEGA FUND MANAGEMENT LIMITED

By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

SIGMA HOLDING LIMITED

By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

/s/ Connie Helyar
Connie Helyar

*
Otello Stampacchia

/s/ Anne-Mari Paster
Anne-Mari Paster
As attorney-in-fact

*This Amendment was executed by Anne-Mari Paster on behalf of Otello Stampacchia pursuant to a Power of Attorney, which is set forth on Exhibit 99.2.

CUSIP No. 13738Y107	13D	Page 11 of 12

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Micromet, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 25, 2010

OMEGA FUND MANAGEMENT LIMITED

By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

SIGMA HOLDING LIMITED

By:	/s/ Connie Helyar
Name: Connie Helyar
Title: Director

/s/ Connie Helyar
Connie Helyar

*
Otello Stampacchia

/s/ Anne-Mari Paster
Anne-Mari Paster
As attorney-in-fact

*This Agreement was executed by Anne-Mari Paster on behalf of Otello Stampacchia pursuant to a Power of Attorney, which is set forth on Exhibit 99.2.

CUSIP No. 13738Y107	13D	Page 12 of 12

Exhibit 99.2

Power of Attorney dated August 29, 2009 (incorporated by reference from Exhibit 99.2 to the Amendment No. 2 to the statement on Schedule 13D relating to the Common Stock of Micromet, Inc. filed by the undersigned with the Securities and Exchange Commission on September 10, 2009).